
February 13, 2013

Via E-mail
Steven J. Douglas
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

> **Re:** **Brookfield Property Partners L.P.**
> **Amendment No. 6 to Registration Statement on Form 20-F**
> **Filed February 1, 2013**
> **File No. 001-35505**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 69

5.A. Operating Results, page 69

1.   We note the revisions made to your MD&A discussion. Please further revise to move the historical consolidated discussion of your annual results to be right after the historical consolidated discussion of your interim results in order to give the discussion due prominence.

2.   Please expand the discussions of your fair value changes; your explanations of the changes should more specifically describe the underlying reasons for the changes.

Critical Accounting Policies, Estimates and Judgments, page 114

General Growth Properties, page 115

3.   We note your response to comment 13 from our letter dated January 10, 2013. In light of the significant variance between the value of your investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment, please expand your critical accounting policies disclosure to discuss your consideration of the variance and the main reason for the variance. Clarify that although the fair value is significantly below your carrying value, you do not believe that there are any impairment triggers; also, briefly summarize your basis for that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant